# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KALARIS THERAPEUTICS, INC., CIK 0001754068
CUSIP: 482929106
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 400 Connell Drive, Suite 5500, Berkeley Heights, New Jersey (NJ), 07922
Date of event which requires filing of this statement: 12/18/2025
Amends the filing with accession number 0001415889-25-008979
Filed by CIK 0001699737
Persons authorized to receive notices and communications: Abrar Hussain, Samsara BioCapital GP, LLC, 628 Middlefield Road, Palo Alto, California (CA), 94301, (650) 285-4270

## Reporting persons
- Samsara BioCapital, L.P. (CIK 0001699737): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 10,968,234; sole dispositive power 0; shared dispositive power 10,968,234; aggregate amount beneficially owned 10,968,234 (47.9% of the class)
- Samsara BioCapital GP, LLC (CIK 0001888829): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,968,234; sole dispositive power 0; shared dispositive power 10,968,234; aggregate amount beneficially owned 10,968,234 (47.9% of the class)
- Samsara Opportunity Fund, L.P. (CIK 0002086193): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,979,847; sole dispositive power 0; shared dispositive power 1,979,847; aggregate amount beneficially owned 1,979,847 (8.6% of the class)
- Samsara Opportunity Fund GP, LLC (CIK 0002086456): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,979,847; sole dispositive power 0; shared dispositive power 1,979,847; aggregate amount beneficially owned 1,979,847 (8.6% of the class)
- Srinivas Akkaraju (CIK 0001253170): type of reporting person: individual (IN); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 6,000; shared voting power 12,948,081; sole dispositive power 6,000; shared dispositive power 12,948,081; aggregate amount beneficially owned 12,954,081 (56.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: KALARIS THERAPEUTICS, INC.
Address of issuer's principal executive offices: 400 Connell Drive, Suite 5500, Berkeley Heights, New Jersey (NJ), 07922
Comment: This Amendment No. 2 (this "Amendment No. 2" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on March 25, 2025 and amended by Amendment No. 1 to Schedule 13D ("Amendment No. 1") filed on December 22, 2025 (as amended, the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 2 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented as follows:

On December 18, 2025, Samsara Opportunity Fund purchased 479,847 shares of common stock from Samsara LP in a private sale for $10.42 per share, or an aggregate purchase price of $5,000,005.74. These shares represented shares held by Samsara LP for the exclusive benefit of limited partners who had redeemed their respective interests in Samsara LP and in which neither Samsara GP nor Dr. Akkaraju had any economic interest. These purchases were for cash and were funded by capital contributions from the general and limited partners of Samsara Opportunity Fund.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of common stock and percentages of the shares of common stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon the sum of: (i) 18,702,418 shares of common stock outstanding as of November 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2025; (ii) 4,200,000 shares of common stock issued in the December 2025 Private Placement as reported in the Issuer's Current Report on Form 8-K filed with the SEC on December 18, 2025; and (iii) with respect to Dr. Akkaraju, 6,000 shares of common stock issuable upon the exercise of stock options within 60 days.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 10,968,234 shares of common stock directly held by Samsara LP; (ii) 1,979,847 shares of common stock directly held by Samsara Opportunity Fund; and (iii) 6,000 stock options (right to buy) that are currently vested or scheduled to vest within 60 days of this filing held by Dr. Akkaraju.

Samsara GP is the sole general partner of Samsara LP and Dr. Akkaraju is the managing member of Samsara GP. Each of Samsara GP and Dr. Akkaraju possesses power to direct the voting and disposition of the securities held by Samsara LP.

Samsara Opportunity GP is the sole general partner of Samsara Opportunity Fund and Dr. Akkaraju is the managing member of Samsara Opportunity GP. Each of Samsara Opportunity GP and Dr. Akkaraju possesses power to direct the voting and disposition of the securities held by Samsara Opportunity Fund.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein and in Amendment No. 1, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Reporting Persons' Schedule 13D/A filed with the SEC on December 22, 2025).

## Signatures
- Samsara BioCapital, L.P.: /s/ Srinivas Akkaraju, By Samsara BioCapital GP, LLC, its General Partner, By Srinivas Akkaraju, Managing Member (02/17/2026)
- Samsara BioCapital GP, LLC: /s/ Srinivas Akkaraju, By Srinivas Akkaraju, Managing Member (02/17/2026)
- Samsara Opportunity Fund, L.P.: /s/ Srinivas Akkaraju, By Samsara Opportunity Fund GP, LLC, its General Partner, By Srinivas Akkaraju, Managing Member (02/17/2026)
- Samsara Opportunity Fund GP, LLC: /s/ Srinivas Akkaraju, By Srinivas Akkaraju, Managing Member (02/17/2026)
- Srinivas Akkaraju: /s/ Srinivas Akkaraju, Srinivas Akkaraju (02/17/2026)